

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2006

<u>Via US Mail and Facsimile</u>

Gracia C. Martore
Chief Financial Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107-0910

> **Re:** **Gannett Co., Inc.**
> **Form 10-K for the year ended December 25, 2005**
> **File No. 001-06961**

Dear Ms. Martore:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief